UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 12, 2014

(Date of earliest event reported)

Pyramid Oil Company
(Exact name of registrant as specified in its charter)

CALIFORNIA (State or other jurisdiction	001-32989 (Commission File Number)	94-0787340 (IRS Employer Identification No.)
of incorporation)

2008 - 21st Street
Bakersfield, California 93301
(Address of principal executive offices) (Zip Code)

(661) 325-1000

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On August 12, 2014, Pyramid Oil Company (the “Registrant” or “Pyramid”) and Yuma Energy, Inc. (“Yuma”) issued a joint press release announcing that each has set a record date and a meeting date for their special meetings of stockholders to consider and act upon the previously announced Amended and Restated Agreement and Plan of Merger and Reorganization, dated as of August 1, 2014, by and among the Registrant, Pyramid Delaware Merger Subsidiary, Inc., Pyramid Merger Subsidiary, Inc., and Yuma. A copy of the press release is filed with this Current Report on Form 8-K as Exhibit 99.1, and is incorporated herein by reference.

Forward-Looking Statements

This current report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken occur or be achieved. The forward-looking statements include statements about future operations, estimates of reserve and production volumes and the anticipated timing for closing the proposed merger. Forward-looking statements are based on current expectations and assumptions and analyses made by Yuma and Pyramid in light of experience and perception of historical trends, current conditions and expected future developments, as well as other factors appropriate under the circumstances. However, whether actual results and developments will conform with expectations is subject to a number of risks and uncertainties, including but not limited to: the possibility that the companies may be unable to obtain stockholder approval or satisfy the other conditions to closing; that problems may arise in the integration of the businesses of the two companies; that the acquisition may involve unexpected costs; the risks of the oil and gas industry (for example, operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits); the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to future production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; health, safety and environmental risks and risks related to weather; fluctuations in oil and gas prices; inability of management to execute its plans to meet its goals, shortages of drilling equipment, oil field personnel and services, unavailability of gathering systems, pipelines and processing facilities and the possibility that government policies may change. Pyramid’s annual report on Form 10-K for the year ended December 31, 2013, quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other Securities and Exchange Commission (“SEC”) filings discuss some of the important risk factors identified that may affect its business, results of operations, and financial condition. Pyramid and Yuma undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information About the Transaction

In connection with the proposed transaction, Pyramid has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of Pyramid that also constitutes a prospectus of Pyramid relating to Pyramid common stock to be issued to Yuma stockholders pursuant to the merger. The definitive proxy statement/prospectus will include important information about both Yuma and Pyramid. Pyramid also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PYRAMID AND THE PROPOSED TRANSACTION. Investors and security holders may obtain these documents when available free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Pyramid can be obtained free of charge from Pyramid’s website at www.pyramidoil.com.

Participants in Solicitation

Pyramid and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Pyramid in respect of the proposed transaction. Information regarding Pyramid’s directors and executive officers is available in its annual report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 31, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are and will be contained in the proxy statement/prospectus referred to above and other relevant materials filed with the SEC.

This current report shall not constitute an offer to sell or the solicitation of any offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

(d)	Exhibits:

The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description

99.1	Press Release dated August 12, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PYRAMID OIL COMPANY

	By:	/s/ Michael D. Herman
	Name:	Michael D. Herman
Date: August 12, 2014	Title:	Interim President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 12, 2014.